UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 25, 2019

ORITANI FINANCIAL CORP.

(Exact name of Registrant as specified in its charter)

Delaware	001-34786	30-0628335
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

370 Pascack Road, Township of Washington, New Jersey		07676
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (201) 664-5400

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	ORIT	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On June 25, 2019, Valley National Bancorp (“Valley”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Oritani Financial Corp. (“Oritani”), providing for the merger of Oritani with and into Valley, with Valley as the surviving entity (the “Merger”). Immediately following the Merger, Oritani Bank, a New Jersey state-chartered savings bank and wholly-owned subsidiary of Oritani, will merge with and into Valley National Bank, a national banking association and wholly-owned subsidiary of Valley, with Valley National Bank surviving the merger.

Subject to the terms and conditions of the Merger Agreement, upon consummation of the Merger, each share of common stock of Oritani will be converted into 1.60 shares of Valley common stock, subject to the payment of cash in lieu of fractional shares. Outstanding Oritani stock options will be converted into options to acquire Valley common stock with the conversion and exercise price to be adjusted to reflect the exchange ratio. Oritani restricted stock will vest and will be converted into the right to receive, at the effective time of the Merger, the same consideration as holders of Oritani common stock are receiving in the Merger. Kevin J. Lynch, director, Chief Executive Officer and President of Oritani, is expected to be appointed to serve as a director of Valley and Valley National Bank as of the effective time of the Merger.

The Merger Agreement contains representations, warranties, and covenants of Valley and Oritani, including, among others, a covenant that requires (i) each of Valley and Oritani to conduct its business in the ordinary course and consistent with past practice during the period between the execution of the Merger Agreement and consummation of the Merger and (ii) Oritani to not engage in certain kinds of transactions during such period (without the prior written consent of Valley). Oritani has also agreed, subject to certain exceptions generally related to the Board’s evaluation and exercise of its fiduciary duties, to not (i) solicit proposals relating to alternative business combinations or (ii) enter into discussions or negotiations or provide confidential information in connection with any proposals for alternative business combinations.

The Merger Agreement provides certain termination rights for both Valley and Oritani. In the event Valley’s volume-weighted average share price during the 10 trading day period ending on the trading date immediately preceding the date on which the last required approval of a governmental entity is obtained with respect to the Merger has decreased by more than 20% overall and by more than 20% relative to the KBW Nasdaq Regional Banking Index compared to Valley’s volume-weighted average share price during the 10 trading day period ending on the day immediately preceding date of the Merger Agreement, then Oritani may elect to terminate the Merger Agreement unless Valley increases the exchange ratio in accordance with the Agreement. The Merger Agreement further provides that upon termination of the Merger Agreement under certain circumstances Oritani will be obligated to pay Valley a termination fee of $28 million and/or Valley’s reasonable out of pocket expenses up to $1.8 million. If the Merger Agreement is terminated under other certain circumstances, Valley will be obligated to pay Oritani up to $1.8 million of Oritani’s reasonable out of pocket expenses.

Completion of the Merger is subject to various conditions, including (i) receipt of the requisite approval (a) of the Merger by stockholders of Oritani and (b) of the issuance of Valley common stock in the Merger by stockholders of Valley, (ii) receipt of regulatory approvals, (iii) the absence of any law or order prohibiting the closing, and (iv) effectiveness of the registration statement to be filed by Valley with respect to the capital stock to be issued in the Merger. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including the accuracy of the representations and warranties of the other party and compliance of the other party with its covenants in all material respects.

The Merger Agreement also contains representations and warranties that the parties have made to each other as of specific dates. Except for its status as a contractual document that establishes and governs the legal relations among the parties with respect to the Merger described therein, the Merger Agreement is not intended to be a source of factual, business or operational information about the parties. The representations and warranties contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, may be subject to a contractual standard of materiality different from what a stockholder might view as material, may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts, may have been qualified by certain disclosures not reflected in the Merger Agreement that were made to the other party in connection with the negotiation of the Merger Agreement and generally were solely for the benefit of the parties to that agreement.

In connection with the execution of the Merger Agreement, all of the directors of Oritani entered into voting agreements (the “Voting Agreement”) with Valley pursuant to which such individuals, in their capacities as stockholders, have agreed, among other things, to vote their respective shares of Oritani common stock in favor of the approval of the Merger Agreement and the Merger.

The foregoing description of the Merger Agreement and the Voting Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is included as Exhibit 2.1, and the form of Voting Agreement, which is included as Exhibit 10.1, both of which are incorporated herein by reference.

Additional Information and Where to Find It

In connection with the proposed Merger, Valley will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Valley and Oritani and a prospectus of Valley, as well as other relevant documents concerning the proposed Merger. Before making any voting or investment decisions, investors and stockholders are urged to read the Registration Statement and the joint proxy statement/prospectus regarding the proposed Merger, as well as any other relevant documents filed with the SEC and any amendments or supplements to those documents, because they will contain important information. Both Valley and Oritani will mail the joint proxy statement/prospectus to their respective stockholders. Stockholders are also urged to carefully review and consider each of Valley’s and Oritani’s public filings with the SEC, including, but not limited to, their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. Copies of the Registration Statement and joint proxy statement/prospectus and other filings incorporated by reference therein, as well as other filings containing information about Valley and Oritani, may be obtained as they become available at the SEC’s Internet site (www.sec.gov). You will also be able to obtain these documents, free of charge, from Valley at www.valley.com or from Oritani at www.oritani.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Oritani or Valley. However, Valley, Oritani, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from Oritani’s stockholders in respect of approval of the Merger and the solicitation of proxies from Valley’s stockholders in respect of approval of the issuance of shares of common stock of Valley in connection with the Merger. Information regarding the directors and executive officers of Valley may be found in its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders, which was filed with the Commission on March 8, 2019 and in its Annual Report on Form 10-K for the year ended December 31, 2018, each of which can be obtained free of charge from Valley’s website. Information regarding the directors and executive officers of Oritani may be found in its definitive proxy statement relating to its 2018 Annual Meeting of Stockholders, which was filed with the Commission on August 29, 2018 and in its Annual Report on Form 10-K for the year ended June 30, 2018, each of which can be obtained free of charge from Oritani’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (1) the benefits of the merger between Valley and Oritani, including anticipated future results, cost savings and accretion to reported earnings that may be realized from the merger; (2) Valley’s and Oritani’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (3) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. The following factors, among others, could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements: the businesses of Valley and Oritani may not be combined successfully, or such combination may take longer than expected; the cost savings from the Merger may not be fully realized or may take longer than expected; operating costs, customer loss and business disruption following the Merger may be greater than expected; governmental approvals of the Merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the Merger or otherwise; the stockholders of Oritani and/or Valley may fail to approve the Merger; credit and interest rate risks associated with Valley’s and Oritani’s respective businesses; and difficulties associated with achieving expected future financial results. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Valley’s and Oritani’s reports (such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s Internet site. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Valley or Oritani or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, Valley and Oritani do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Item 8.01	Other Events

On June 26, 2019, Valley and Oritani issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits

(a)	Financial Statements of Businesses Acquired. Not applicable.

(b)	Pro Forma Financial Information. Not applicable.

(c)	Shell Company Transactions. Not applicable.

(d)	Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of June 25, 2019, between Valley National Bancorp and Oritani Financial Corp.*

10.1	Form of Voting Agreement

99.1	Joint Press Release dated June 26, 2019

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ORITANI FINANCIAL CORP.

Date: June 26, 2019	By:	/s/ Kevin J. Lynch
Kevin J. Lynch
President and Chief Executive Officer